

October 9, 2020

<u>Via E-mail</u>

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Apartment Investment & Management Company**
> **Preliminary Solicitation Statement on Schedule 14A Filed October 8, 2020**
> **Filed by Land & Buildings Investment Management, LLC et al**
> **File No. 001-13232**

Dear Ms. Reda:

We have reviewed the above-captioned filing and have the following comments.

PRRN14A Filed October 8, 2020
<u>General</u>

1. Given that the participants will not know who is entitled to support the call for a special meeting until the record date of November 4, 2020, please advise us when you intend to mail your definitive solicitation statement and how you intend to ensure that only written consents received from record holders as of November 4 will be counted.

2. We note your response to prior comment 3 and corresponding revised disclosures. Item 1 of Schedule 14A requires disclosure of "the date by which consents are to be submitted if state law requires that such a date be specified or if the person soliciting intends to set a date." Please advise us, with a view towards revised disclosure, how the participants have complied with this item requirement or have otherwise concluded that it is inapplicable. For example, is the "goal for submission" date that is currently blank intended to satisfy this requirement? If there is a maximum (or minimum) time period from the date the first consent is received to the date by which you must meet the 25% threshold, revise the proxy statement to include this information.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions